Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

NOTICES OF ANNUAL GENERAL MEETING AND

CLASS MEETINGS

The attached Notice of Annual General Meeting (the “AGM”), Notice of the Class A Meeting and Notice of the Class B Meeting issued by Tencent Music Entertainment Group (the “Company”) serve as the notice of general meeting required under Rule 13.71 and the circular required under Rule 13.73 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). These notices are also available for viewing on the Company’s website at https://ir.tencentmusic.com.

The AGM will be held at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong on Friday, December 30, 2022 at 9:55 a.m. (Hong Kong time) (or soon after the Class A Meeting and the Class B Meeting, both of which are defined below), for the purposes of considering and, if thought fit, passing each of the following resolutions:

1.	as an ordinary resolution, to confirm, approve and ratify the re-appointment of PricewaterhouseCoopers as the auditor of the Company for 2022 and to authorize the audit committee of the board of the Company to fix the remuneration for the auditor;

2.	as a special resolution, THAT subject to the passing of this resolution at each of the class meeting of holders of the Class A ordinary shares with a par value of US$0.000083 each of the Company (the “Class A Meeting”) and the class meeting of holders of Class B ordinary shares with a par value of US$0.000083 each of the Company (the “Class B Meeting”) convened on the same date and at the same place as the AGM, the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association in the form attached to this notice as Exhibit A, as more particularly disclosed on pages 156 to 173 of the Company’s Hong Kong listing document dated September 15, 2022 (the “Listing Document”) (regarding the amendments to Articles 60, 66, 72 and 75 of the Company’s Articles of Association), by (a) incorporating the following requirements under the Hong Kong Listing Rules: paragraphs 14(5) and 15 of Appendix 3; (b) lowering the quorum of general meeting to one-third of the voting rights (on a one vote per share basis) in the Company’s share capital; and (c) lowering the quorum of adjourned general meeting to one- third of the voting rights (on a one vote per share basis) in the Company’s share capital; and

3.	as a special resolution, THAT the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association in the form attached to this notice as Exhibit A, as more particularly disclosed on pages 156 to 173 of the Listing Document (regarding the amendments to the Company’s Memorandum of Association and Articles of Association other than Articles 60, 66, 72 and 75), by (a) incorporating the following requirements under the Hong Kong Listing Rules: paragraphs 4(2), 14(1), 14(2), 14(3), 14(4), 14(5), 16, 17, 20 and 21 of Appendix 3; (b) incorporating a requirement that where a general meeting is postponed by the directors, such meeting shall be postponed to a specific date, time and place; and (c) incorporating certain consequential and housekeeping amendments.

Each of the Class A Meeting and the Class B Meeting will be held at the same venue and on the same date as the AGM, with the Class A Meeting to be held at 9:00 a.m. (Hong Kong time) and the Class B Meeting at 9:35 a.m. (Hong Kong time) (or soon after the Class A Meeting), for the purpose of considering and, if thought fit, passing resolution number 2 as set out above.

By Order of the Board

Tencent Music Entertainment Group

Cussion Kar Shun Pang

Executive Chairman

Hong Kong, November 22, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Mr. Zhenyu Xie, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent directors.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

Notice of Annual General Meeting

to be held on December 30, 2022

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Tencent Music Entertainment Group (the “Company”) will be held at 9:55 a.m. (or soon after the Class A Meeting and the Class B Meeting, both of which are defined below), Hong Kong time, on December 30, 2022 at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong, for the purposes of considering and, if thought fit, passing each of the following resolution (the “Proposed Resolution”):

1.	as an ordinary resolution, to confirm, approve and ratify the re-appointment of PricewaterhouseCoopers as the auditor of the Company for 2022 and to authorize the audit committee of the board of the Company to fix the remuneration of the auditor (the “Auditor Re-appointment Resolution”);

2.	as a special resolution, THAT subject to the passing of this resolution at each of the class meeting of holders of the Class A ordinary shares with a par value of US$0.000083 each of the Company (the “Class A Meeting”) and the class meeting of holders of Class B ordinary shares with a par value of US$0.000083 each of the Company (the “Class B Meeting”) convened on the same date and at the same place as the AGM, the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association in the form attached to this notice as Exhibit A, as more particularly disclosed on pages 156 to 173 of the Company’s Hong Kong listing document dated September 15, 2022 (the “Listing Document”) (regarding the amendments to Articles 60, 66, 72 and 75 of the Company’s Articles of Association), by (a) incorporating the following requirements under the Hong Kong Listing Rules: paragraphs 14(5) and 15 of Appendix 3; (b) lowering the quorum of general meeting to one-third of the voting rights (on a one vote per share basis) in the Company’s share capital; and (c) lowering the quorum of adjourned general meeting to one- third of the voting rights (on a one vote per share basis) in the Company’s share capital (together, the “Class-based Resolution”); and

3.	as a special resolution, THAT the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association in the form attached to this notice as Exhibit A, as more particularly disclosed on pages 156 to 173 of the Listing Document (regarding the amendments to the Company’s Memorandum of Association and Articles of Association other than Articles 60, 66, 72 and 75), by (a) incorporating the following requirements under the Hong Kong Listing Rules: paragraphs 4(2), 14(1), 14(2), 14(3), 14(4), 14(5), 16, 17, 20 and 21 of Appendix 3; (b) incorporating a requirement that where a general meeting is postponed by the directors, such meeting shall be postponed to a specific date, time and place; and (c) incorporating certain consequential and housekeeping amendments (together, the “Non-class- based Resolution”).

The passing of the above resolutions requires approval by the holders of the Class A Ordinary Shares (as defined below) and the Class B Ordinary Shares (as defined below) of the Company in the following manner:

1.	Auditor Re-appointment Resolution: approval by a simple majority of the votes cast by the members of the Company as, being entitled to do so, vote in person or by proxy at the AGM;

2.	Class-based Resolution: approval by not less than two-thirds of the votes cast by the holders of the shares of that class as, being entitled to do so, vote in person or by proxy at the Class A Meeting and Class B Meeting, respectively, and by not less than two-thirds of the votes cast by the members of the Company as, being entitled to do so, vote in person or by proxy at the AGM;

3.	Non-class-based Resolution: approval by not less than two-thirds of the votes cast by the members of the Company as, being entitled to do so, vote in person or by proxy at the AGM.

The quorum of the AGM shall be one or more members holding in aggregate at least a majority of all votes attaching to all issued shares of the Company, present in person or by proxy and entitled to vote at the AGM.

The quorum for each of the Class A Meeting and the Class B Meeting shall be one or more persons holding or representing by proxy at least one-third of the voting power of the issued Class A Ordinary Shares or Class B Ordinary Shares of the Company, as the case may be.

Upon (i) the passing of the Class-based Resolution at each of the Class A Meeting and the Class B Meeting, and (ii) the passing of the Class-based Resolution and the Non-class-based Resolution at the AGM, the Company’s Sixth Amended and Restated Memorandum and Articles of Association in effect shall be amended and restated by their deletion in their entirety and by the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association in the form as attached hereto as Exhibit A, which is marked to show the proposed changes that would be made.

SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on Wednesday, November 23, 2022 (Hong Kong time), as the record date (the “Shares Record Date”) of our Class A ordinary shares with a par value of US$0.000083 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.000083 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”). Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on Wednesday, November 23, 2022 (U.S. Eastern Time) (the “ADS Record Date”, together with the Shares Record Date, the “Record Date”), will be able to directly instruct The Bank of New York Mellon, the depositary of the ADSs (the “Depositary”), if ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by such ADSs at the AGM.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM. If holders of ADSs wish to exercise their voting rights for the underlying Class A Ordinary Shares, they must give voting instructions (i) directly to the Depositary if ADSs are held by holders on the books and records of the Depositary, or (ii) indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may attend the AGM in person or appoint one proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to directly instruct the Depositary if ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares), which is available on our website at https://ir.tencentmusic.com and the ADS voting card (for holders of ADSs).

You are urged to complete, sign, date and return the accompanying proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares), and your voting instructions to Depositary (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 9:55 a.m., Hong Kong time, on December 28, 2022, (i) by mail, to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, or (ii) by email, to TME.eproxy@computershare.com.hk, being not less than 48 hours before the time for holding the AGM, to ensure your representation at the AGM. The Depositary must receive your voting instructions by no later than 12:00 p.m., U.S. Eastern Time, on December 20, 2022 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

By Order of the Board Tencent Music Entertainment Group Cussion Kar Shun Pang Executive Chairman

Executive Office: 12/F, Unit 3, Building D, Kexing Science Park Kejizhongsan Avenue Hi-Tech Park, Nanshan District Shenzhen People’s Republic of China	Registered Office: PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

November 22, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Mr. Zhenyu Xie, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent directors.

EXHIBIT A

THE COMPANIES ~~LAW (2018 REVISION)~~ ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SIXTH~~SEVENTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES

OF

ASSOCIATION

OF

TENCENT MUSIC ENTERTAINMENT GROUP (騰訊音樂娛樂集團)

(Adopted pursuant to a special resolution passed on ~~September 4, 2018, and effective immediately prior to the completion of the Company’s initial public offering of ADSs representing its Class A Ordinary Shares~~[•] 2022)

THE COMPANIES ~~LAW (2018 REVISION)~~ ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SIXTH~~SEVENTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

TENCENT MUSIC ENTERTAINMENT GROUP (騰訊音樂娛樂集團)

(Adopted pursuant to a special resolution passed on ~~September 4, 2018, and effective immediately prior to the completion of the Company’s initial public offering of ADSs representing its Class A Ordinary Shares~~[•] 2022)

1.	The name of the Company is Tencent Music Entertainment Group (騰訊音樂娛樂集團).

2.	The registered office of the Company shall be at the offices of ~~Walkers~~Maples Corporate Services Limited, ~~Cayman Corporate Centre, 27 Hospital Road, George Town~~PO Box 309, Ugland House, Grand Cayman, KY1-~~9008~~1104, Cayman Islands or at such other location as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies ~~Law (2018 Revision)~~ Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.	The authorized share capital of the Company is US$3,984,000 divided into 48,000,000,000 shares of par value of US$0.000083 each; comprising (a) 4,800,000,000 Class A Ordinary Shares of par value of US$0.000083 each; (b) 4,800,000,000 Class B Ordinary Shares of par value of US$0.000083 each; and (c) 38,400,000,000 shares of US$0.000083 each of such Class or Classes (however designated) as the Board may determine in accordance with these Articles. Subject to the Statute and these Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub- divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

6.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalized terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

THE COMPANIES ~~LAW (2018 REVISION)~~ ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SIXTH~~SEVENTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

TENCENT MUSIC ENTERTAINMENT GROUP (騰訊音樂娛樂集團)

(Adopted pursuant to a special resolution passed on ~~September 4, 2018, and effective immediately prior to the completion of the Company’s initial public offering of ADSs representing its Class A Ordinary Shares~~[•] 2022)

INTERPRETATION

1.	In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“ADS”	means an American Depositary Share representing the Company’s Class A Ordinary Shares;

“Affiliate”	(i) with respect to a person that is a natural person, such person’s relatives and any other person (other than natural persons) directly or indirectly Controlled by such person, and (ii) with respect to a person that is not a natural person, as person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such person. For the purposes of this definition, “relative” of a person means such person’s spouse, parent, grandparent, child, grandchild, sibling, uncle, aunt, nephew, niece or great-grandparent or the spouse of such person’s child, grandchild, sibling, uncle, aunt, nephew or niece. Notwithstanding the foregoing, for purposes of these Articles, no Member shall be deemed an Affiliate of any other Member solely by reason of the existence of any rights or obligations under these Articles or holding of the Company Securities by such Member and any other Member;

“Articles”	means these articles of association of the Company, as amended and altered from time to time by Special Resolutions;

“Audit Committee”	means the audit committee of the Company formed by the Board pursuant to Article 137 hereof, or any successor audit committee;

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any);

“Board”	means the board of directors of the Company;

“Business Day”	means any day other than a Saturday, Sunday or other day on which commercial banking institutions in Hong Kong, New York, Singapore, the Cayman Islands or the PRC are authorized or required by Law or executive order to close;

“Chairman”	means the chairman of the Board;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	a class A ordinary share of par value US$0.000083 each in the share capital of the Company having the rights set out in these Articles;

“Class B Ordinary Share”	a class B ordinary share of par value US$0.000083 each in the share capital of the Company having the rights set out in these Articles;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Company”	means Tencent Music Entertainment Group ( 騰訊音樂娛樂集團 ), a Cayman Islands exempted company;

“Company Securities”	means any share, share capital, registered capital, ownership interest, partnership interest, equity interest, joint venture or other ownership interest of the Company, or any option, warrant, or right to subscribe for, acquire or purchase any of the foregoing, or any other security or instrument convertible into or exercisable or exchangeable for any of the foregoing, or any equity appreciation, phantom equity, equity plan or similar right with respect to the Company, or any contract of any kind for the purchase or acquisition from the Company of any of the foregoing, either directly or indirectly;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company in connection or which has otherwise been notified to Members;

“Control”	means, as used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; the terms “Controlled by” and “under common Control with” shall have correlative meanings;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares or ADSs are listed for trading or The Stock Exchange of Hong Kong Limited;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange;

“Directors”	means the directors for the time being of the Company;

“Electronic Transactions ~~Law~~ Act”	means the Electronic Transactions ~~Law (2003 Revision~~Act (As Revised) of the Cayman Islands and any statutory amendment or re- enactment thereof;

“Group Companies”	means the Company and the entities whose financial results are consolidated with those of the Company in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Government Authority”	means any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization or national or international stock exchange on which the securities of the applicable Party or its Affiliates are listed;

“Law”	means any law, rule, constitution, code, ordinance, statute, treaty, decree, regulation, common law, order, official policy, circular, provision, administrative order, interpretation, injunction, judgment, ruling, assessment, writ or other legislative measure, in each case of any governmental authority;

“Lien”	means any encumbrance, right, interest or restriction, including any mortgage, judgment lien, materialman’s lien, mechanic’s lien, other lien (statutory or otherwise), charge, security interest, pledge, hypothecation, encroachment, easement, title defect, title retention agreement, voting trust agreement, right of pre-emption, right of first refusal, claim, option, limitation, forfeiture, penalty, equity, adverse interest or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

“Member”	has the same meaning as in the Statute;

“Memorandum”	means the memorandum of association of the Company or as amended and altered from time to time by Special Resolutions;

“Officers”	means the officers for the time being and from time to time of the Company;

“Ordinary Resolution”	means a resolution passed by a simple majority of the votes cast by the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by these Articles;

“Ordinary Shares”	means the Class A Ordinary Shares and the Class B Ordinary Shares, collectively;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands;

“PRC”	means the People’s Republic of China, excluding, for purposes of these Articles, Hong Kong, Macau and Taiwan;

“Register of Members”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members;

“Registered Office”	means the registered office for the time being of the Company;

“Seal”	means the common seal of the Company and includes every duplicate seal;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Share” and “Shares”	means a share in the capital of the Company, and includes an Ordinary Share. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt, in these Articles the expression “Share” shall include a fraction of a Share;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Statute;

“Special Resolution”	means a special resolution passed in accordance with the Statute, being a resolution:

(a).	in respect of (i) any amendment to the Memorandum or these Articles; or (ii) the voluntarily liquidation or winding up of the Company, passed by a majority of not less than three-fourths of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

(b).	in respect of any matter that requires a special resolution (other than those specified in paragraph (a). above), passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled,

~~has the same meaning as in the Statute,~~ and includes a unanimous written resolution;

“Subsidiary”	means with respect to any given Person, any Person of which the given Person directly or indirectly Controls;

“Statute”	means the Companies ~~Law (2018 Revision~~Act (As Revised) of the Cayman Islands, as amended;

“Tencent”	means Min River Investment Limited, a company incorporated under the laws of the British Virgin Islands, and its Affiliates;

“Tencent Holdings”	means Tencent Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability with its ordinary shares listed on the Stock Exchange (stock code: 700);

“Tencent Holdings Affiliate”	means an entity that is not a natural person over which Tencent Holdings directly or indirectly (i) exercises or controls 30% or more of its total voting power or (ii) controls the composition of a majority of the board of directors or similar governing body of such entity;

“US$”	means the lawful money of the United States of America; and

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

2.	In these Articles:

2.1.	words importing the singular number include the plural number and vice versa;

2.2.	words importing the masculine gender include the feminine gender;

2.3.	words importing persons include corporations;

2.4.	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

2.5.	the word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

2.6.	when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to these Articles, the date that is the reference date in calculating such period shall be excluded;

2.7.	references to “writing,” “written” and comparable expressions include any mode of reproducing words in a legible and nontransitory form including emails and faxes, provided the sender complies with the provision of Article 165;

2.8.	if any payment hereunder would have been, but for this Article, due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date;

2.9.	headings are inserted for reference only and shall be ignored in construing these Articles; and

2.10.	Sections 8 and 19(3) of the Electronic Transactions ~~Law~~Act shall not apply.

SHARE CAPITAL

1.	The authorized share capital of the Company is US$3,984,000 divided into 48,000,000,000 shares of par value of US$0.000083 each; comprising (a) 4,800,000,000 Class A Ordinary Shares of par value of US$0.000083 each; (b) 4,800,000,000 Class B Ordinary Shares of par value of US$0.000083 each; and (c) 38,400,000,000 shares of US$0.000083 each of such Class or Classes (however designated) as the Board may determine in accordance with these Articles.

2.	Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

SHARES

3.	Subject to the Law, these Articles and, where applicable, the Designated Stock Exchange Rules (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may in their absolute discretion and without the approval of the Members, cause the Company to:

(a).	allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, to Such Persons, at such times and on such other terms as they think proper;

(b).	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c).	issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

4.	The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue from time to time, out of the authorized share capital of the Company, preferred shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a).	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b).	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c).	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d).	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e).	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f).	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g).	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h).	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i).	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j).	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

5.	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares of or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and these Articles.

6.	The Company shall not issue Shares to bearer.

7.	The Company may in connection with the issue of any shares exercise all powers of paying commissions and brokerage conferred or permitted by the Law. Such commissions and brokerage may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other.

8.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

FRACTIONAL SHARES

9.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Member such fractions shall be accumulated.

REGISTER OF MEMBERS

App 3 r.20

10.	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute. Except when the Register of Members is closed, the branch register of members of the Company maintained in Hong Kong shall during business hours be kept open for inspection by any Member.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

App 3 r.20

11.	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed ~~forty~~thirty (~~40~~30) calendar days in any years (or such longer period as the Members may by Ordinary Resolution determine provided that such period shall not be extended beyond sixty (60) calendar days in any year). If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members, the Register of Members shall be closed for at least ten (10) calendar days immediately preceding the meeting and the record date for such determination shall be the date of closure of the Register of Members.

12.	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or in order to make a determination of Members for any other purpose.

13.	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

SHARE CERTIFICATES

14.	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorized by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

15.	No certificate shall be issued representing shares of more than one class.

16.	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

17.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

18.	Share certificates shall be issued within the relevant time limit as prescribed by the Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

19.	(1) Upon every transfer of Shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the Shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the Shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

20.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

REDEMPTION

21.	Subject to the provisions of the Statute and these Articles, the Directors may:

(a).	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by the Board;

(b).	purchase its own Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board, or are otherwise authorized by these Articles; and

(c).	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

22.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

23.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

24.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

25.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share. The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

NON RECOGNITION OF TRUSTS

26.	The Company shall not be bound by or compelled to recognize in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN

27.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

28.	The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

29.	For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

30.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

31.	The Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their Shares, and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

32.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

33.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

34.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

35.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Members, or the particular Shares, in the amount of calls to be paid and in the times of payment.

36.	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Member paying the sum in advance and the Directors.

FORFEITURE OF SHARES

37.	If a Member fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

38.	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

39.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

40.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

41.	A Person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

42.	A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

43.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

44.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

45.	Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

46.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Member until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

47.	The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share to a person of whom it does not approve, including any share issued under any share incentive scheme upon which a restriction on transfer imposed thereby still subsists.

48.	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any Share unless:

(a).	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b).	the instrument of transfer is in respect of only one Class of Shares;

(c).	the instrument of transfer is properly stamped, if required;

(d).	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(e).	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

49.	The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than thirty (30) calendar days in any calendar year.

50.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

51.	If a Member dies, the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder, shall be the only persons recognized by the Company as having any title to his interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share, which had been jointly held by him. Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some person nominated by him as the transferee. If he elects to become the holder, he shall give notice to the Company to that effect, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before the death or bankruptcy or liquidation or dissolution of that Member, as the case may be.

52.	If the person so becoming entitled shall elect to be registered himself as holder, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

53.	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some other person nominated by him become the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before the death or bankruptcy or liquidation or dissolution of such Member or in any other case than by transfer, as the case may be). If the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND ALTERATION OF CAPITAL

54.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Ordinary Resolution:

(a).	increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b).	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c).	divide its Shares into several classes and, without prejudice to any special rights previously conferred on the holders of existing Shares, attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions as, in the absence of any such determination by the Company in general meeting, the Directors may determine, provided always that, for the avoidance of doubt, where a Class of Shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of Shares of that Class and the Directors may issue Shares of that Class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes shares with different voting rights, the designation of each Class of Shares, other than those with the most favorable voting rights, must include the words “restricted voting” or “limited voting”;

(d).	subdivide its Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the Shares resulting from such sub-division, one or more of the Shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares; and

(e).	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

55.	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, Liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as they consider expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

56.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Special Resolution:

(a).	change its name;

App 3 r.16

(b).	alter, amend or add to these Articles;

(c).	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d).	reduce its share capital and any capital redemption reserve fund in any manner authorized by Law.

SHARE RIGHTS

57.	Subject to the provisions of applicable Law, Designated Stock Exchange Rules, the Memorandum and these Articles and to any special rights conferred on the holders of any Shares or class of Shares, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

58.	Subject to the provisions of applicable Law and these Articles, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorized by the Memorandum, are liable to be redeemed on such terms and in such manner as the Directors before the issue or conversion may determine. Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with applicable Law.

59.	The rights and restrictions attaching to the Ordinary Shares are as follows:

(a).	Income

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b).	Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company).

(c).	Attendance at General and Special Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general and special meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one

(1) vote on all matters subject to vote at general and special meetings of the Company and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at general and special meetings of the Company.

(d).	Conversion

(i)	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

(ii)	Upon:

(A)     any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate (in the case of Tencent as the holder of Class B Ordinary Shares, “Affiliate” shall mean Tencent Holdings or Tencent Holdings Affiliate) of such holder, or

(B)    a change of beneficial ownership of any Class B Ordinary Shares as a result of which any Person who is not an Affiliate (in the case of Tencent as the holder of Class B Ordinary Shares, “Affiliate” shall mean Tencent Holdings or Tencent Holdings Affiliate) of the registered holders of such Ordinary Shares becomes a beneficial owner of such Ordinary Shares, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Register of Members; (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure any contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party who is not an Affiliate (in the case of Tencent as the holder of Class B Ordinary Shares, “Affiliate” shall mean Tencent Holdings or Tencent Holdings Affiliate) of the relevant Member becoming a beneficial owner of the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary

Shares, and (iii) the termination of directorship on the Board or employment as an executive officer with the Company of any holder of any Class B Ordinary Shares shall not trigger the automatic conversion contemplated under this Article (d).

(iii)	For purposes of this Article 59, “beneficial ownership” shall have the meaning defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended.

(iv)	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Article shall be effected by means of the re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share together with such rights and restrictions and which shall rank pari passu is all respects with the Class A Ordinary Shares then in issue. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the re- designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

(v)	Upon conversion, the Company shall allot and issue the relevant Class A Ordinary Shares to the converting Member, enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares, as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares, in, and make any other necessary and consequential changes to, the Register of Members and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares, comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares are issued to the holders of the Class A Ordinary Shares and Class B Ordinary Shares.

(vi)	Save and except for voting rights and conversion rights as set out in this Article (c) and (d), Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

VARIATION OF RIGHTS OF SHARES

App 3 r.15

60.	Whenever the capital of the Company is divided into different Classes, the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than ~~two-thirds~~three-fourths (3/4) of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting ~~of~~by the holders of a majority of not less than three-fourths (3/4) of the Shares of such Class ~~by two-thirds of the votes cast~~present and voting at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third of the voting power of the issued Shares of the relevant Class and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Member of the Class shall on a poll have one vote for each Share of the Class held by him.

61.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

REGISTERED OFFICE

62.	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

63.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

App 3 r.14(1)

64.	The Company ~~may, but shall not (unless required by the Statute) be obliged to~~shall in each financial year hold a general meeting ~~in each calendar year~~ as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

65.	The Chairman or a majority of the Directors may call general meetings, and they shall on a Member’s requisition forthwith proceed to convene an extraordinary general meeting of the Company.

App 3 r.14(5)

66.	A Members’ requisition is a requisition of Members of the Company holding at the date of deposit of the requisition in the aggregate not less than ~~one-third~~one-tenth (1/~~3~~10) of ~~all~~the aggregate number of votes attaching to all issued and outstanding Shares ~~entitled to vote~~of the Company as at that date, on a one vote per share basis, that carries the right of voting at general meetings of the Company ~~as at the date of the deposit~~.

67.	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

68.	If there are no Directors as at the date of the deposit of a Members’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of such requisition duly proceed to convene a general meeting to be held within a further twenty-one

(21) calendar days, the requisitionists themselves may convene the general meeting and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

69.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

App 3 r.14(2)

70.	~~At least seven (7) calendar~~An annual general meeting shall be called by not less than 21 days’ notice in writing ~~counting from the date service is deemed to take place as provided in these Articles and excluding the proposed date of the meeting shall be given of any general meeting, specifying~~and any extraordinary general meeting shall be called by not less than 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a).	in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

(b).	in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than two-thirds (2/3~~rd~~) in voting rights of the Shares giving that right.

71.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any Person entitled to receive notice shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

72.	No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. The holder(s) of Shares which carry ~~a majority of all votes attaching to all Shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorised representative,~~not less than one-third of the voting rights (on a one vote per share basis) in the Company’s share capital shall constitute a quorum; unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative or proxy.

73.	A person may participate at a general meeting by telephone or other similar communications equipment by means of which all the persons participating in such meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

74.	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

75.	If within half an hour from the time appointed for the meeting a quorum is not present, it shall stand adjourned to the fifth (5th) following calendar day at the same time and place (or to such other time or such other place as the Directors may determine) and at such adjourned meeting, two or more Members holding at least ~~50% of the issued and outstanding~~one-third of the voting rights (on a one vote per share basis) in the Company’s share capital ~~of the Company present in person or by proxy and entitled to vote at that adjourned meeting~~ shall form a quorum. If within half an hour from the time appointed for the adjourned meeting such quorum is not present, the meeting shall be dissolved.

76.	The chairman, if any, of the Board shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen (15) minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

77.	If no Director is willing to act as chairman or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

78.	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty (30) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

79.	A resolution put to the vote of the meeting shall be decided on the vote of the requisite majority pursuant to a poll of the Members. Unless otherwise required by the Statute or these Articles, such requisite majority shall be a simple majority of votes that are able to be cast.

80.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Members in accordance with these Articles, for any reason or for no reason, upon notice in writing to Members. A postponement may be for a stated period of any length ~~or indefinitely~~and to a specific date, time and place as the Directors may determine. Notice of the business to be transacted at such postponed general meeting shall not be required. If a general meeting is postponed in accordance with this Article, the appointment of a proxy will be valid if it is received as required by the Articles not less than 48 hours before the time appointed for holding the postponed meeting.

VOTES OF MEMBERS

App 3 r.14(3) & r.18

App 3

r.14 (4)

81.	Subject to any rights and restrictions for the time being attached to any Share, (a) every Member present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general or special meeting of the Company, have the right to speak; and (b) every Member present in such manner shall have one (1) vote for each Class A Ordinary Share and fifteen (15) votes for each Class B Ordinary Share, in each case of which he is the holder.

82.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

82A.	Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

83.	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

84.	No Member shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

85.	On a poll votes may be given either personally or by proxy.

86.	A resolution in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

PROXIES

App 3 r.18

87.	The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, under the hand of an officer or attorney duly authorized for that purpose. A proxy need not be a Member of the Company. A Shareholder who is the holder of two or more Shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting, and such proxies are under no obligation to cast all his votes in the same way.

88.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a).	not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b).	in the case of a poll taken more than forty-eight (48) hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four

(24) hours before the time appointed for the taking of the poll; or

(c).	where the poll is not taken forthwith but is taken not more than forty-eight (48) hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

89.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to confer authority to demand or join or concur in demanding a poll.

90.	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES

91.	Any corporation or other non-natural person which is a Member or a Director may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

SHARES THAT MAY NOT BE VOTED

92.	Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

DEPOSITARY AND CLEARING HOUSES

App 3 r.19

93.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Members provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization.

DIRECTORS

94.	Unless otherwise determined by an Ordinary Resolution, the authorised number of Directors shall not be less than one (1) Director and there shall be no maximum number of Directors.

95.	The Board shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board, save and except that if the Chairman is not present at a meeting of the Board within fifteen minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairman of a meeting of the Board, the attending Directors may choose one of their number to be the chairman of the meeting.

96.	The Company may by Ordinary Resolution appoint any person to be a Director.

App 3 r.4(2)

97.	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the first annual general meeting of the Company after his appointment and shall then be eligible for re-election.

98.	A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated.

99.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

App 3 r.4(3)

100.	A Director (including a managing Director or executive Director) may be removed from office by Ordinary Resolution of the Company or the affirmative vote of a simple majority of the other Directors present and voting at a Board meeting, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than five (5) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

101.	The remuneration of the Directors may be determined by the Board or by a committee designated by the Board.

102.	The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

103.	Subject to applicable Law, Designated Stock Exchange Rules and the Articles, the Board may establish any committee of the Board as the Board shall deem appropriate from time to time, and committees of the Board shall have the rights, powers and privileges granted to such committees by the Board from time to time.

104.	The Company and the Members shall, unless otherwise prohibited by applicable Law, and to the extent agreed by the relevant Directors, cause the board of directors of each other Group Company to consist of the same persons as those Directors then on the Board.

POWERS AND DUTIES OF DIRECTORS

105.	Subject to the provisions of the Statute and the Memorandum and these Articles, the business and affairs of the Company shall be conducted as directed by the Board. The Board shall have all such powers and authorities, and may do all such acts and things, to the maximum extent permitted by applicable Law, the Memorandum and these Articles. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

106.	The Board may, from time to time, and except as required by applicable Law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

107.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

108.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

109.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

110.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

111.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

112.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

113.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

114.	The Directors may from time to time at their discretion exercise all the powers of the Company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities, whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

115.	The office of a Director shall be vacated if:

(a).	he gives notice in writing to the Company that he resigns the office of Director;

(b).	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c).	he is prohibited by any applicable Law or Designated Stock Exchange Rules from being a Director;

(d).	he is found to be or becomes of unsound mind; or

(e).	he is removed from office pursuant to any other provision of these Articles.

MEETINGS OF THE BOARD

116.	The Board shall meet at such times and in such places as the Board shall designate from time to time. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors. Notice of a Board meeting shall be given five (5) calendar days prior to the meeting counting from the date service is deemed to take place as provided in these Articles and excluding the proposed date of the Board meeting. Subject to these Articles, questions arising at any meeting shall be decided by a majority of votes of the Directors present at a meeting at which there is a quorum, with each having one

(1) vote and in the case of an equality of votes the resolution shall fail.

117.	A Director may participate in any meeting of the Board or of any committee of the Board by means of video conference, teleconference or other similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute such Director’s presence in person at the meeting.

118.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office and a majority of the Directors appointed by Tencent. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

119.	If a quorum is not present at any duly called meeting, such meeting may be adjourned to a time no earlier than forty-eight (48) hours after written notice of such adjournment has been given to the Directors. The Directors present at such adjourned meeting shall constitute a quorum, provided that the Directors present at such adjourned meeting may only discuss and/or approve the matters as described in the meeting notice delivered to the Directors in accordance with Article 116.

120.	A resolution in writing (in one or more counterparts), signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee, as the case may be, duly convened and held. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

121.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

122.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

123.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

124.	The Company shall pay all fees, charges and expenses (including travel and related expenses) incurred by each Director in connection with: (i) attending the meetings of the Board and all committees thereof (if any) and (ii) conducting any other Company business requested by the Company.

PRESUMPTION OF ASSENT

125.	A Director who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIRECTORS’ INTERESTS

126.	A Director may:

(a).	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b).	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c).	continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable Law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

127.	Subject to applicable Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 128 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7 of Form 20F promulgated by the Commission, shall require the approval of the Audit Committee.

128.	A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a).	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b).	he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board, disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

129.	Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable Law or the Designated Stock Exchange Rules, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

MINUTES

130.	The Directors shall cause minutes to be made for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any Class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

131.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

ALTERNATE DIRECTORS

132.	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

133.	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

134.	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

135.	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

136.	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

AUDIT COMMITTEE

137.	Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the charter of the Audit Committee, the Designated Stock Exchange Rules and the rules and regulations of the Commission.

NO MINIMUM SHAREHOLDING

138.	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed, a Director is not required to hold Shares.

SEAL

139.	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorized by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.

140.	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

141.	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

142.	Subject to the Statute and these Articles any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

143.	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

144.	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

145.	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

146.	Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of three or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

147.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

148.	No dividend or distribution shall bear interest against the Company.

149.	Any dividend which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date of declaration of such dividend may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend shall remain as a debt due to the Member. Any dividend which remains unclaimed after a period of six (6) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALIZATION

150.	Subject to applicable Law, the Directors may:

(a).	resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution;

(b).	appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(c).	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d).	authorise a Person to enter (on behalf of all the Members concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Members; and

(e).	generally do all acts and things required to give effect to the resolution.

151.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a).	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b).	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c).	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

BOOKS OF ACCOUNT

152.	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

153.	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Statute or authorized by the Directors or by the Company in general meeting.

154.	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by the Law.

AUDIT

App 3 r.17

155.	~~Subject to applicable Law and Designated Stock Exchange Rules, the Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors.~~

155.	The Company shall at every annual general meeting by Ordinary Resolution appoint an Auditor of the Company who shall hold office until the next annual general meeting. The removal of an Auditor before the expiration of his period of office shall require the approval of an Ordinary Resolution of the Members in general meeting.

App 3 r.17

156.	The remuneration of the Auditor shall be ~~determined by~~fixed by the Company at the annual general meeting at which they are appointed by Ordinary Resolution provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Audit Committee or, in the absence of such an Audit Committee, by the Board.

157.	~~If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.~~

157.	[Deleted].

158.	Auditors of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditors.

159.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment and at any time during their term of office upon request of the Directors or any general meeting of the Members.

160.	The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

SHARE PREMIUM ACCOUNT

161.	The Directors shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

162.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

NOTICES

163.	Any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Member at his address as appearing in the Register, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

164.	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

165.	Any notice or other document, if served by:

(a).	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b).	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c).	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d).	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

(e).	In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

166.	Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

167.	Notice of every general meeting of the Company shall be given to:

(a).	all Members holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b).	every Person entitled to a Share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

168.	No other Person shall be entitled to receive notices of general meetings.

INFORMATION

169.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

170.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

WINDING UP

App 3 r.21

171.	Subject to the Statute, the Company may by Special Resolution resolve that the Company be wound up voluntarily. If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Statute, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

172.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

INDEMNITY

173.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

174.	No Indemnified Person shall be liable:

(a).	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b).	for any loss on account of defect of title to any property of the Company; or

(c).	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d).	for any loss incurred through any bank, broker or other similar Person; or

(e).	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or

(f).	oversight on such Indemnified Person’s part; or

(g).	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FISCAL YEAR

175.	The fiscal year of the Company shall be determined by the Board from time to time. Unless the Board otherwise prescribes, the financial year of the Company shall end on 31st December in each year and shall begin on 1st January in each year.

DISCLOSURE

176.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to the Designated Stock Exchange any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

TRANSFER BY WAY OF CONTINUATION

177.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATIONS

178.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

Notice of Class A Meeting

to be held on December 30, 2022

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that a class meeting (the “Class A Meeting”) of holders of Class A ordinary shares with a par value of US$0.000083 each (the “Class A Ordinary Shares”) of Tencent Music Entertainment Group (the “Company”) will be held at 9:00 a.m., Hong Kong time, on December 30, 2022 at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong, for the purposes of considering and, if thought fit, passing each of the following resolution:

1.        as a special resolution, THAT subject to the passing of this resolution at each of the class meeting of holders of the Class B ordinary shares with a par value of US$0.000083 each and the annual general meeting of the Company convened on the same date and at the same place as the Class A Meeting, the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association in the form attached to this notice as Exhibit A, as more particularly disclosed on pages 156 to 173 of the Company’s Hong Kong listing document dated September 15, 2022 (the “Listing Document”) (regarding the amendments to Articles 60, 66, 72 and 75 of the Company’s Articles of Association), by (a) incorporating the following requirements under the Hong Kong Listing Rules: paragraphs 14(5) and 15 of Appendix 3; (b) lowering the quorum of general meeting to one-third of the voting rights (on a one vote per share basis) in the Company’s share capital; and (c) lowering the quorum of adjourned general meeting to one- third of the voting rights (on a one vote per share basis) in the Company’s share capital (together, the “Class-based Resolution”).

The passing of the above resolution requires approval by not less than two-thirds of the votes cast by the holders of the Class A Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Class A Meeting, on a one share one vote basis. The quorum of the Class A Meeting shall be one or more members holding or representing by proxy at least one-third of the voting power of the issued Class A Ordinary Shares.

SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on Wednesday, November 23, 2022 (Hong Kong time), as the record date (the “Shares Record Date”) of Class A Ordinary Shares. Holders of record of the Class A Ordinary Shares (as of the Shares Record Date) are entitled to attend and vote at the Class A Meeting and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on Wednesday, November 23, 2022 (U.S. Eastern Time) (the “ADS Record Date”, together with the Shares Record Date, the “Record Date”), will be able to directly instruct The Bank of New York Mellon, the depositary of the ADSs (the “Depositary”), if ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by such ADSs at the Class A Meeting.

ATTENDING THE CLASS A MEETING

Only holders of record of Class A Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the Class A Meeting. If holders of ADSs wish to exercise their voting rights for the underlying Class A Ordinary Shares, they must give voting instructions (i) directly to the Depositary if ADSs are held by holders on the books and records of the Depositary, or (ii) indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the Class A Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class A Meeting venue, or to instruct any person to leave the Class A Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class A Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class A Ordinary Shares as of the Shares Record Date may attend the Class A Meeting in person or appoint a proxy to exercise his or her rights at the Class A Meeting. A holder of ADSs as of the ADS Record Date will need to directly instruct the Depositary if ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Class A Ordinary Shares), which is available on our website at https://ir.tencentmusic.com and the ADS voting card (for holders of ADSs).

You are urged to complete, sign, date and return the accompanying proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Class A Ordinary Shares), and your voting instructions to Depositary (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 9:00 a.m., Hong Kong time, on December 28, 2022, (i) by mail, to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, or (ii) by email, to TME.eproxy@computershare.com.hk, being not less than 48 hours before the time for holding the Class A Meeting, to ensure your representation at the Class A Meeting. The Depositary must receive your voting instructions by no later than 12:00 p.m., U.S. Eastern Time, on December 20, 2022 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the Class A Meeting.

By Order of the Board Tencent Music Entertainment Group Cussion Kar Shun Pang Executive Chairman

Executive Office: 12/F, Unit 3, Building D, Kexing Science Park Kejizhongsan Avenue Hi-Tech Park, Nanshan District Shenzhen People’s Republic of China	Registered Office: PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

November 22, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Mr. Zhenyu Xie, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent directors.

Tencent Music Entertainment Group

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

Notice of Class A Meeting

to be held on December 30, 2022

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that a class meeting (the “Class A Meeting”) of holders of Class A ordinary shares with a par value of US$0.000083 each (the “Class A Ordinary Shares”) of Tencent Music Entertainment Group (the “Company”) will be held at 9:00 a.m., Hong Kong time, on December 30, 2022 at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong, for the purposes of considering and, if thought fit, passing each of the following resolution:

1.	as a special resolution, THAT subject to the passing of this resolution at each of the class meeting of holders of the Class B ordinary shares with a par value of US$0.000083 each and the annual general meeting of the Company convened on the same date and at the same place as the Class A Meeting, the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association in the form attached to this notice as Exhibit A, as more particularly disclosed on pages 156 to 173 of the Company’s Hong Kong listing document dated September 15, 2022 (the “Listing Document”) (regarding the amendments to Articles 60, 66, 72 and 75 of the Company’s Articles of Association), by (a) incorporating the following requirements under the Hong Kong Listing Rules: paragraphs 14(5) and 15 of Appendix 3; (b) lowering the quorum of general meeting to one-third of the voting rights (on a one vote per share basis) in the Company’s share capital; and (c) lowering the quorum of adjourned general meeting to one- third of the voting rights (on a one vote per share basis) in the Company’s share capital (together, the “Class-based Resolution”).

The passing of the above resolution requires approval by not less than two-thirds of the votes cast by the holders of the Class A Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Class A Meeting, on a one share one vote basis. The quorum of the Class A Meeting shall be one or more members holding or representing by proxy at least one-third of the voting power of the issued Class A Ordinary Shares.

SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on Wednesday, November 23, 2022 (Hong Kong time), as the record date (the “Shares Record Date”) of Class A Ordinary Shares. Holders of record of the Class A Ordinary Shares (as of the Shares Record Date) are entitled to attend and vote at the Class A Meeting and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on Wednesday, November 23, 2022 (U.S. Eastern Time) (the “ADS Record Date”, together with the Shares Record Date, the “Record Date”), will be able to directly instruct The Bank of New York Mellon, the depositary of the ADSs (the “Depositary”), if ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by such ADSs at the Class A Meeting.

ATTENDING THE CLASS A MEETING

Only holders of record of Class A Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the Class A Meeting. If holders of ADSs wish to exercise their voting rights for the underlying Class A Ordinary Shares, they must give voting instructions (i) directly to the Depositary if ADSs are held by holders on the books and records of the Depositary, or (ii) indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the Class A Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class A Meeting venue, or to instruct any person to leave the Class A Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class A Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class A Ordinary Shares as of the Shares Record Date may attend the Class A Meeting in person or appoint a proxy to exercise his or her rights at the Class A Meeting. A holder of ADSs as of the ADS Record Date will need to directly instruct the Depositary if ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Class A Ordinary Shares), which is available on our website at https://ir.tencentmusic.com and the ADS voting card (for holders of ADSs).

You are urged to complete, sign, date and return the accompanying proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Class A Ordinary Shares), and your voting instructions to Depositary (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 9:00 a.m., Hong Kong time, on December 28, 2022, (i) by mail, to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, or (ii) by email, to TME.eproxy@computershare.com.hk, being not less than 48 hours before the time for holding the Class A Meeting, to ensure your representation at the Class A Meeting. The Depositary must receive your voting instructions by no later than 12:00 p.m., U.S. Eastern Time, on December 20, 2022 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the Class A Meeting.

By Order of the Board

Tencent Music Entertainment Group

Cussion Kar Shun Pang

Executive Chairman

Executive Office: 12/F, Unit 3, Building D, Kexing Science Park Kejizhongsan Avenue Hi-Tech Park, Nanshan District Shenzhen People’s Republic of China	Registered Office: PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

November 22, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Mr. Zhenyu Xie, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent directors.

Tencent Music Entertainment Group

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

Notice of Class B Meeting

to be held on December 30, 2022

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that a class meeting (the “Class B Meeting”) of holders of Class B ordinary shares with a par value of US$0.000083 each (the “Class B Ordinary Shares”) of Tencent Music Entertainment Group (the “Company”) will be held at 9:35 a.m. (or soon after the class meeting of holders of the Class A ordinary shares of the Company convened on the same date and at the same place as the Class B Meeting), Hong Kong time, on December 30, 2022 at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong, for the purposes of considering and, if thought fit, passing each of the following resolution:

1. as a special resolution, THAT subject to the passing of this resolution at each of the class meeting of holders of the Class A ordinary shares with a par value of US$0.000083 each and the annual general meeting of the Company convened on the same date and at the same place as the Class B Meeting, the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association in the form attached to this notice as Exhibit A, as more particularly disclosed on pages 156 to 173 of the Company’s Hong Kong listing document dated September 15, 2022 (the “Listing Document”) (regarding the amendments to Articles 60, 66, 72 and 75 of the Company’s Articles of Association), by (a) incorporating the following requirements under the Hong Kong Listing Rules: paragraphs 14(5) and 15 of Appendix 3; (b) lowering the quorum of general meeting to one-third of the voting rights (on a one vote per share basis) in the Company’s share capital; and (c) lowering the quorum of adjourned general meeting to one- third of the voting rights (on a one vote per share basis) in the Company’s share capital (together, the “Class-based Resolution”).

The passing of the above resolution require4s approval by not less than two-thirds of the votes cast by the holders of the Class B Ordinary Shares as, being entitled to do so, vote in person or by4 proxy at the Class B Meeting, on a one share one vote basis. The quorum of the Class B Meeting shall be one or more members holding or representing by proxy at least one-third of the voting power of the issued Class B Ordinary Shares.

SHARES REC4ORD DATE

The board o4f directors of the Company4 has fixed the close of business on Wednesday, November 23, 2022 (Hong Kong time), as the record date (the “Shares Record Date”) of Class B Ordinary Shares. Holders of record of the Class B Ordinary Shares (as of the Shares Record Date) are entitled to attend and vote at the Class B Meeting and any adjourned meeting thereof.

ATTENDING THE CLASS B MEETING

Only holders of record of Class B Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the Class B Meeting.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the Class B Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class B Meeting venue, or to instruct any person to leave the Class B Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class B Meeting.

PROXY FORMS

A holder of Class B Ordinary Shares as of the Shares Record Date may attend the Class B Meeting in person or appoint a proxy to exercise his or her rights at the Class B Meeting. Please refer to the proxy form (for holders of Class B Ordinary Shares), which is available on our website at https://ir.tencentmusic.com.

You are urged to complete, sign, date and return the accompanying proxy form to the Company as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 9:35 a.m., Hong Kong time, on December 28, 2022, (i) by mail, to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, or (ii) by email, to TME.eproxy@computershare.com.hk, being not less than 48 hours before the time for holding the Class B Meeting, to ensure your representation at the Class B Meeting.

By Order of the Board Tencent Music Entertainment Group Cussion Kar Shun Pang Executive Chairman

Executive Office: 12/F, Unit 3, Building D, Kexing Science Park Kejizhongsan Avenue Hi-Tech Park, Nanshan District Shenzhen People’s Republic of China	Registered Office: PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

November 22, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Mr. Zhenyu Xie, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent directors.